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SEC File Number 001-06412
CUSIP Number

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

---  Form 10-K;   ---  Form 20-F;   ---  Form 11-K;   -X-  Form 10-Q;   ---  Form 10-D;   ---  Form N-SAR;  --- Form N-CSR

For Period Ended :  September 30, 2009

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:                Interlink-US-Network, Ltd.

Former Name if Applicable:              NuTech Digital, Inc.

Address of Principal Executive Office:  10390 Wilshire Boulevard, Penthouse 20

City, State and Zip Code:               Los Angeles, California 90024

PART II – RULES 12B-25(b) AND (c)

           (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-        (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, Form NCSR or portion thereof will be filed on or before the fifteenth calendar

                day following the prescribed due date; or the subject

                quarterly report on Form 10-Q, or portion thereof will be

                filed on or before the fifth calendar day following the

                prescribed due day; and

           (c)  The accountant’s statement or other exhibit required by

                Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The firewall for the Registrant’s server failed and had to be replaced.  The server, which contains the accounting data for the Registrant, had to be taken off-line in order to ensure the security and integrity of the data.  This caused a delay in accessing the data which has been remedied only as of today.  As a result, the Registrant was not able to provide its chief accountant and the auditing firm with the financial information for the quarter just ended in time to meet the deadline proscribed for the filing of the Form 10-Q.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

     Richard M. Greenberg, President           (310)                777-0012

     --------------------------------      -----------        ---------------------

                  (Name)                   (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).    -X- Yes  --- No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    --- Yes  -X- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURE

************************************************************************************

Interlink-US-Network, Ltd.

---------------------------------------------

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 16, 2009                /s/Richard M. Greenberg, President

------------------------    By: ------------------------------------

Date